FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Securities, Inc.
Year Ended December 31, 2017
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-13975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Principal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 7th Street
(No. and Street)

Des Moines (City) IA (State) 50392 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Christensen 515-248-5985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MELANIE BRAUER
Commission Number 794787
My Commission Expires
2/25/19

Scott Christensen
Chief Financial Officer

Melanie Brauer
Notary Public

This report contains:

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Operations.
(X) (d) Statement of Cash Flows.
(X) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Principal Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Securities, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 1985, but we are unable to determine the specific year.

February 27, 2018

A member firm of Ernst & Young Global Limited

Principal Securities, Inc
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	38,506,279
Receivables from:		
Affiliates		9,191,177
Others		2,887,900
Other investments		1,431,972
Prepaid expenses		552,643
Capitalized computer software development costs (net of accumulated depreciation of $225,291)		592,787
Income taxes receivable		3,158,815
Net deferred income taxes		3,374,908
Total assets	$	59,696,481

Liabilities and stockholder's equity

Liabilities:		
Commissions payable	$	889,382
Unearned Revenue		8,732,143
Accounts payable		2,060,335
Payables to:		
Principal Life Insurance Company		11,956,908
Other affiliates		2,016,522
Total liabilities		25,655,290
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)		400,000
Additional paid-in capital		59,897,649
Retained earnings (deficit)		(26,256,458)
Total stockholder's equity		34,041,191
Total liabilities and stockholder's equity	$	59,696,481

See accompanying notes.

Principal Securities, Inc
Statement of Operations
Year ended December 31, 2017

Brokerage revenues:

Commissions:	
Principal Mutual Funds	$ 6,881,521
Other mutual funds	4,013,322
General securities	11,536,405
Fee Based	43,685,141
Outside managed	5,926,518
Variable annuities and flexible variable life policies	50,342
Distribution fees	44,959,095
Principal advisor network revenue	20,854,169
Retirement plan revenue	143,638,450
Other commission revenue	18,099,328
Total brokerage revenues	299,644,291

Less commission – related expenses:

Principal Mutual Funds	5,440,681
Other mutual funds	3,189,401
General securities	9,262,211
Fee Based	36,697,472
Outside managed	5,033,540
Variable annuities and flexible variable life policies	2,728
Distribution fees	25,049,154
Other distribution expenses	16,144,772
Principal advisor network expenses	15,334,682
Retirement plan expenses	143,638,450
Total commission – related expenses	259,793,091
Net brokerage revenues	39,851,200

Other revenues:

Other revenue	6,090
Interest	48,245
Total other revenues	54,335

Operating expenses:

Salaries and benefits	43,933,163
General and administrative expenses	22,029,398
Total operating expenses	65,962,561
Loss from operations before income taxes	(26,057,026)
Income tax benefit	8,848,813
Net loss	$ (17,208,213)

See accompanying notes.


Principal Securities, Inc
Statement of Changes in Stockholder's Equity
Year ended December 31, 2017


	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2017	$ 400,000	$ 25,731,452	$ (8,920,298)	$ 17,211,154
Net loss	–	–	(17,208,213)	(17,208,213)
Capital contributions from Parent		32,500,000		32,500,000
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,666,197	(127,947)	1,538,250
Balance at December 31, 2017	$ 400,000	$ 59,897,649	$ (26,256,458)	$ 34,041,191

See accompanying notes.

Principal Securities, Inc
Statement of Cash Flows
Year ended December 31, 2017

Operating activities

Net loss	$ (17,208,213)
Adjustments to reconcile net income to net cash used in operating activities:	
Allocation of stock-based compensation	1,666,197
Equity distribution in the form of common stock to employees	(127,947)
Deferred income taxes	(1,710,229)
Changes in operating assets and liabilities:	
Capitalized computer software	292,849
Due from others and prepaid expenses	(529,626)
Due to Principal Life Insurance Company	7,840,277
Due to/from affiliates	(4,906,504)
Unearned Revenue	8,732,143
Other Investments	(1,431,972)
Commissions payable, accounts payable, and income taxes recoverable	(1,085,758)
Net cash used in operating activities	(8,468,783)

Financing activities

Capital contributions from Principal Financial Services, Inc.	32,500,000
Net cash received in financing activities	32,500,000
Net increase in cash and cash equivalents	24,031,217
Cash and cash equivalents beginning of year	14,475,062
Cash and cash equivalents end of year	$ 38,506,279

See accompanying notes.

Principal Securities, Inc.

Notes to Financial Statements (continued)

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is an introducing broker-dealer, that clears transactions on a fully disclosed basis, registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b)(11) of the Exchange Act and a member with the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is federally registered as an Investment Adviser. The Company primarily engages in the solicitation and sale of securities-related products and services to retail investors. Such offerings may include: Brokerage Services, Advisory Services, Investment Company products, and variable products.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

2. Significant Accounting Policies (continued)

Unearned Revenue

Unearned revenue represents amounts received related to the conversion of fully disclosed clearing and managed investment platforms. The $9,000,000 amount is being amortized straight line as a contra expense over the seven-year contract period beginning October 2017.

Revenue Recognition

Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis. Additionally, the Company pays to the selling representatives a portion of these fees. Such fees are booked as expense in the month the revenue is earned.

Capitalized Computer Software

Applicable internally developed, purchased or leased internal use software costs that exceed set thresholds are capitalized. The capitalization period covers the span of time from the design of the chosen alternative, through coding, testing, and putting a project into production. Capitalization ends when the software is ready for its intended use. Amortization begins when the software is ready for its intended use, and is amortized over the life of the software. For GAAP reporting purposes, an estimated useful life of four years is used.

Retirement Plan Revenue and Expense

Retirement Plan Revenue and Retirement Plan Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense at the same time as the revenue is earned.

Other Investments

Other investments were acquired near year-end and are carried at cost which approximates fair value. They are held for a short period of time before being sold.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

On January 1, 2018, PFG and the Company adopted guidance using the modified retrospective method. Our evaluation process is complete and included, but was not limited to, identifying the contracts within the scope of the guidance, reviewing and documenting our accounting for these contracts, identifying and determining the accounting for any related contract costs, and preparing the required financial statement disclosures. The Company did not identify material changes in the timing of our revenue recognition or changes related to contract costs.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements of $7,405,197 in 2017. The Company's income tax receivable balance is due from PFG.

Our income tax expense was as follows for the year ended December 31, 2017:

Current income taxes:		
U.S. Federal	$	(5,960,142)
State		(1,178,443)
Total current income taxes		(7,138,585)
Deferred income taxes:		
U.S. Federal	$	(910,866)
State		(799,362)
Total deferred income taxes		(1,710,228)
Total income taxes	$	(8,848,813)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2017:

3. Income Taxes (continued)

U.S. corporate income tax rate	**35.0%**
State tax	**4.9**
Employee benefits	**0.5**
Impact of Tax Cuts and Jobs Act	**(6.0)**
Fines and penalties	**(0.3)**
Nondeductible meals and entertainment	**(0.1)**
Effective income tax rate	**34.0%**

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2017 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2017.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

3. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax balances as of December 31, 2017, were remeasured as a result of the "Tax Cuts and Jobs Act" reducing the U.S. statutory tax rate from 35% to 21% effective January 1, 2018. This was because the new rate is applicable to the reversal of cumulative temporary differences thereafter. The effects of tax legislation are recognized in the period of enactment. The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC's Staff Accounting Bulletin No 118 ("SAB 118"). SAB 118 provides guidance on accounting for the effects of the U.S. tax reform where our determinations are incomplete but we are able to determine a reasonable estimate. A final determination is required to be made within a measurement period not to extend beyond one year from the enactment date of the U.S. tax reform. The provisional amount applies in regard to other potential technical interpretations of accounting and taxing authorities related to elements of the U.S. tax reform subject to change. Significant components of our net deferred income taxes were as follows for the year ended December 31, 2017:

Deferred income tax assets:

Deferred Losses	$	2,385,621
Stock compensation		369,504
Employee benefits		615,745
Other deferred income tax assets		155,020
Total deferred income tax assets		3,525,890

Deferred income tax liabilities:

Prepaid Expenses		(150,982)
Total deferred income tax (liabilities)		(150,982)
Total net deferred income tax assets	$	3,374,908

In management's judgment, total deferred income tax assets are more likely than not to be realized.

3. Income Taxes (continued)

Other Tax Information

Principal filed claims for refund for tax years 2006 through 2008 in 2015 and tax year 2012 in 2016. The IRS commenced audit of Principal's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, 2011 during the first quarter of 2013, and 2012 in the third quarter of 2015. The U.S. federal statute of limitations expired for years prior to 2009, except for pending audit issues. The statute was extended until June 30, 2018 for 2009 through 2012, has expired for 2013, and remains open for years thereafter. The ultimate settlement of earlier tax years can be adjusted into subsequent tax years regardless of statute status. Principal and the Company do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefit, but the outcome of the tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with National Financial Services LLC ("NFS"), their current clearing broker-dealer. NFS began serving in this capacity in October of this year. Prior to this conversion, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation served as their clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had defined net capital of $15,708,524, which was $13,973,324 in excess of its required net capital of $1,735,200. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Fund Distributor (PFD):

- The Company collects commissions for the sale of Principal Mutual Funds via PFD and variable annuity and flexible variable life products offered by PLIC, Principal Product Network and Principal National Life. Amounts recorded by the Company for the year ended December 31, 2017 were $94,371,037.

- The Company receives distribution (Rule 12b-1) from Principal Mutual Funds via PFD and nonproprietary mutual funds used by other product lines offered under the Distribution and Retirement plan revenue line items. Amounts recorded by the Company for the year ended December 31, 2017 were $120,118,676.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2017 were $59,322,745.

The Company has entered into a services agreement with PLIC. PLIC, on behalf of the Company, calculates and pays compensation to PSI registered representatives and broker-dealers unaffiliated with PSI who offer or sell variable contracts, mutual fund shares, group annuities, and other securities, certain fixed annuities, advisory services and products, and any proprietary investments available under Principal Life recordkeeping for qualified retirement plans underwritten, distributed or offered by the Company. Amounts paid by PLIC on behalf of the Company for the year ended December 31, 2017 were $98,295,740.

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,666,197 to the Company for the year ended December 31, 2017. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $32,500,000 at December 31, 2017.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

During the year, the Company identified three representatives who initiated transactions generating excess compensation. The Company initiated a review of the representatives' activity to determine the magnitude of the excess compensation. Losses related to the three representatives are probable. However, as of the release date of the financial statements the potential loss related to contingencies cannot be reasonably estimated, and therefore, these losses have not been recorded or reflected in the Company's financial results.

7. Contracts

Principal Securities, Inc. converted its Fully Disclosed Clearing and Managed Investment platforms from Pershing LLC and Pershing Managed Investments (collectively Pershing) to Fidelity Custody and Clearing Services (FCCS) and Envestnet effective October 19, 2017. In terminating this contract, the Company paid Pershing a termination fee of $2,000,000 which was accrued for in 2016. Additionally, the Company paid to Pershing $7,782,635 for the cost of deconversion which as paid and expensed in fourth quarter 2017 and is included in other distribution expenses.

Supplementary Information

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2017

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$34,041,191
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		34,041,191
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		34,041,191
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$18,218,583	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	5,908	(18,224,491)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$15,816,700
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	108,176	
D. Undue concentration	–	
E. Other	–	(108,176)
10. Net Capital		$15,708,524

Principal Securities, Inc.

Notes to Financial Statements (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$1,735,200
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	1,735,200
14. Excess net capital (line 10 less 13)	13,973,324
15. Net Capital less greater of 10% of line 19 or 120% of line 12	13,105,725

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$26,027,988
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts (List)	–	–
19. Total aggregate indebtedness		26,027,988
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		165.69%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2017.

Principal Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2017

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)

B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained   X

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation   X

D. (k)(3) – Exempted by order of the Commission

Principal Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2017

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.



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Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Principal Securities, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   a. **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.
   a. **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Principal Security Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



**Building a better
working world**

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2018



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Securities, Inc.

We have reviewed management's statements, included in the accompanying Principal Securities, Inc. Exemption Report, in which (1) Principal Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2018

Principal Securities, Inc. Exemption Report

Covering the Period January 1 – December 31, 2017

Principal Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 24017a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii) – All Customer transactions cleared through another broker-dealer on a fully disclosed basis.

(3) The Company fully met the identified exemption provisions in 17 C.F.R. 240 15c3-3(k) throughout the period from January 1, 2017 to December 31, 2017, except as described in *Attachment A.*

Principal Securities, Inc.

I, Scott Christensen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Scott Christensen, Chief Financial Officer

February 27, 2018

ATTACHMENT A

2017 15c3-3 Exception Report

Exception Date (Approx.)	Account Type	Amount	Nature of Exception
01/13/17	Brokerage	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
01/23/17	Brokerage	$25,000.00	New account was not available by required deposit time.
01/24/17	Brokerage	$74,355.00	Check was identified as not promptly forwarded by the RR's branch office.
01/24/17	Brokerage	$165,227.00	Check was identified as not promptly forwarded by the RR's branch office.
01/24/17	Brokerage	$100,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/24/17	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/24/17	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
01/25/17	Brokerage	$3,039.38	Check was identified as not promptly forwarded by the RR's branch office.
02/03/17	Brokerage	$56,274.66	Check was identified as not promptly forwarded by the RR's branch office.
02/06/17	Brokerage	$99,891.12	Check was identified as not promptly forwarded by the RR's branch office.
02/09/17	Principal Life	$25,000.00	Check was identified as not promptly forwarded by the RR's branch office.
02/21/17	Not Available	$5,075.01	Check was identified as not promptly forwarded by the RR's branch office.
02/27/17	Brokerage	$256.26	Check was identified as not promptly forwarded by the RR's branch office.
03/06/17	Brokerage	$6,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/06/17	Brokerage	$30,000.00	deposited late by cashier team
03/07/17	Brokerage	$3,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/08/17	Brokerage	$40.00	Check was identified as not promptly forwarded by the RR's branch office.
03/14/17	Principal Funds	$3,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/14/17	Principal Life	$10,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/20/17	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/20/17	Brokerage	$5,500.00	Check was identified as not promptly forwarded by the RR's branch office.
03/23/17	Brokerage	$21,177.80	Check was identified as not promptly forwarded by the RR's branch office.
03/27/17	Brokerage	$11,000.00	Not Available
03/30/17	Principal Funds	$1,120.00	Check was identified as not promptly forwarded by the RR's branch office.
03/30/17	Brokerage	$4,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/30/17	Brokerage	$54.76	deposited late by cashier team
03/31/17	Brokerage	$40,000.00	Check was identified as not promptly forwarded by the RR's branch office.
03/31/17	Brokerage	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
04/03/17	Brokerage	$129,467.88	New account was not available by required deposit time.
04/05/17	Brokerage	$5,500.00	Check was identified as not promptly forwarded by the RR's branch office.
04/12/17	Brokerage	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
04/17/17	Principal Funds	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/17/17	Brokerage	$43,801.89	New account was not available by required deposit time.
04/17/17	Brokerage	$5,000.00	New account was not available by required deposit time.
04/18/17	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/25/17	Direct MF	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/25/17	Brokerage	$4,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/26/17	Brokerage	$4,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/28/17	Brokerage	$38,000.00	Check was identified as not promptly forwarded by the RR's branch office.
04/29/17	Principal Funds	$80,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/01/17	Principal Funds	$10,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/08/17	Principal Funds	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
05/09/17	Brokerage	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
05/09/17	Brokerage	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
05/10/17	Principal Funds	$100.00	Check was identified as not promptly forwarded by the RR's branch office.
05/10/17	Principal Funds	$150.00	Check was identified as not promptly forwarded by the RR's branch office.
05/11/17	Direct MF	$15,082.90	Check was identified as not promptly forwarded by the RR's branch office.
05/17/17	Brokerage	$56,061.45	Check was identified as not promptly forwarded by the RR's branch office.
05/18/17	Brokerage	$150,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/23/17	Brokerage	$50,000.00	Check was identified as not promptly forwarded by the RR's branch office.
05/24/17	Brokerage	$400,000.00	Check was identified as not promptly forwarded by the RR's branch office.
06/09/17	Direct MF	$20,536.00	Check was identified as not promptly forwarded by the RR's branch office.
06/13/17	Brokerage	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
06/22/17	Brokerage	$125,000.00	Check was identified as not promptly forwarded by the RR's branch office.
06/28/17	Brokerage	$454.20	Check was identified as not promptly forwarded by the RR's branch office.
07/07/17	Principal Funds	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
07/10/17	Principal Annuities	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
07/10/17	Brokerage	$113,000.00	Check was identified as not promptly forwarded by the RR's branch office.
07/11/17	Principal Funds	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
07/11/17	Brokerage	$111,294.03	Check was identified as not promptly forwarded by the RR's branch office.
07/14/17	Brokerage	$70,933.24	Check was identified as not promptly forwarded by the RR's branch office.
07/17/17	Brokerage	$23,763.79	Check was identified as not promptly forwarded by the RR's branch office.
07/24/17	Brokerage	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
07/24/17	Brokerage	$750.00	Check was identified as not promptly forwarded by the RR's branch office.
07/26/17	Brokerage	$1,029,363.73	Check was identified as not promptly forwarded by the RR's branch office.
07/26/17	Brokerage	$52,243.62	Check was identified as not promptly forwarded by the RR's branch office.
07/26/17	Not Available	$52,021.81	Check was identified as not promptly forwarded by the RR's branch office.
07/26/17	Brokerage	$598.50	Check was identified as not promptly forwarded by the RR's branch office.
07/31/17	Brokerage	$13,000.00	Check was identified as not promptly forwarded by the RR's branch office.
08/11/17	Brokerage	$71,110.53	Check was identified as not promptly forwarded by the RR's branch office.
08/22/17	Not Available	$40,000.00	Check was identified as not promptly forwarded by the RR's branch office.
08/24/17	Brokerage	$46,063.38	Check was identified as not promptly forwarded by the RR's branch office.
08/24/17	Not Available	$507.42	Check was identified as not promptly forwarded by the RR's branch office.
08/25/17	Not Available	$15,158.07	Check was identified as not promptly forwarded by the RR's branch office.

Date	Type	Amount	Description
08/28/17	Brokerage	$1,500.00	Check was identified as not promptly forwarded by the RR's branch office.
08/29/17	Brokerage	$454.20	Check was identified as not promptly forwarded by the RR's branch office.
08/29/17	Brokerage	$3,000.00	Check was identified as not promptly forwarded by the RR's branch office.
08/31/17	Not Available	$857.92	Check was identified as not promptly forwarded by the RR's branch office.
08/31/17	Not Available	$706.36	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$276.58	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$66.50	Check was identified as not promptly forwarded by the RR's branch office.
09/05/17	Brokerage	$1,404.17	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$37,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$93,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$6,500.00	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$166,735.32	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$70,512.15	Check was identified as not promptly forwarded by the RR's branch office.
09/06/17	Brokerage	$30,556.07	Check was identified as not promptly forwarded by the RR's branch office.
09/07/17	Brokerage	$402,478.71	Check was identified as not promptly forwarded by the RR's branch office.
09/14/17	Brokerage	$4,345.48	Check was identified as not promptly forwarded by the RR's branch office.
09/18/17	Brokerage	$10,446.00	Check was identified as not promptly forwarded by the RR's branch office.
09/18/17	Brokerage	$462.00	Check was identified as not promptly forwarded by the RR's branch office.
09/20/17	Brokerage	$400.00	Check was identified as not promptly forwarded by the RR's branch office.
09/20/17	Brokerage	$750.00	Check was identified as not promptly forwarded by the RR's branch office.
09/20/17	Brokerage	$75,019.67	Check was identified as not promptly forwarded by the RR's branch office.
09/26/17	Principal Life	$162.96	Check was identified as not promptly forwarded by the RR's branch office.
09/26/17	Direct MF	$1,774.63	Check was identified as not promptly forwarded by the RR's branch office.
09/27/17	Brokerage	$38.00	Check was identified as not promptly forwarded by the RR's branch office.
09/27/17	Brokerage	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/28/17	Brokerage	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
09/28/17	Not Available	$20,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/03/17	Brokerage	$227.10	Check was identified as not promptly forwarded by the RR's branch office.
10/03/17	Brokerage	$500.00	Check was identified as not promptly forwarded by the RR's branch office.
10/04/17	Brokerage	$40,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/05/17	Brokerage	$112,156.29	Check was identified as not promptly forwarded by the RR's branch office.
10/13/17	Brokerage	$149.82	Check was identified as not promptly forwarded by the RR's branch office.
10/13/17	Brokerage	$199.48	Check was identified as not promptly forwarded by the RR's branch office.
10/17/17	Brokerage	$454.20	Check was identified as not promptly forwarded by the RR's branch office.
10/19/17	Brokerage	$34,500.00	Check was identified as not promptly forwarded by the RR's branch office.
10/26/17	Brokerage	$25,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/26/17	Brokerage	$25,000.00	Check was identified as not promptly forwarded by the RR's branch office.
10/30/17	Brokerage	$515.26	Check was identified as not promptly forwarded by the RR's branch office.
10/30/17	Brokerage	$3,095.52	Check was identified as not promptly forwarded by the RR's branch office.
10/30/17	Brokerage	$1,798.52	Check was identified as not promptly forwarded by the RR's branch office.
10/30/17	Other Annuities	$50.00	Check was identified as not promptly forwarded by the RR's branch office.
10/30/17	Brokerage	$4,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/03/17	Principal Annuities	$504,858.43	Check was identified as not promptly forwarded by the RR's branch office.
11/04/17	Brokerage	$40,000.00	New account was not available by required deposit time.
11/07/17	Brokerage	$421.18	Check was identified as not promptly forwarded by the RR's branch office.
11/07/17	Direct MF	$100,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/08/17	Principal Life	$40,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/08/17	Brokerage	$500,000.00	New account was not available by required deposit time.
11/09/17	Direct MF	$90,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/09/17	Brokerage	$1,637.56	Check was identified as not promptly forwarded by the RR's branch office.
11/09/17	Brokerage	$35,000.00	New account was not available by required deposit time.
11/14/17	Direct MF	$116,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/16/17	Brokerage	$2,596.16	Check was identified as not promptly forwarded by the RR's branch office.
11/16/17	Brokerage	$11,126.43	Check was identified as not promptly forwarded by the RR's branch office.
11/17/17	Brokerage	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
11/17/17	Brokerage	$550.00	Check was identified as not promptly forwarded by the RR's branch office.
11/18/17	Principal Funds	$150,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/21/17	Brokerage	$100,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/22/17	Principal Funds	$2,000.00	Check was identified as not promptly forwarded by the RR's branch office.
11/23/17	Direct MF	$13,782.19	Check was identified as not promptly forwarded by the RR's branch office.
11/29/17	Brokerage	$50,783.70	Check was identified as not promptly forwarded by the RR's branch office.
11/29/17	Brokerage	$77,868.15	New account was not available by required deposit time.
11/30/17	Brokerage	$5,500.00	Check was identified as not promptly forwarded by the RR's branch office.
11/30/17	Principal Funds	$5,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/01/17	Brokerage	$15,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/05/17	Brokerage	$11,403.83	Check was identified as not promptly forwarded by the RR's branch office.
12/08/17	Brokerage	$167,322.91	Check was identified as not promptly forwarded by the RR's branch office.
12/13/17	Principal Funds	$1,000.00	Check was identified as not promptly forwarded by the RR's branch office.
12/13/17	Brokerage	$22,375.32	Deposited late, so the check wasn't credited until next day
12/17/17	Brokerage	$200,000.00	New account was not available by required deposit time.
12/18/17	Brokerage	$58,655.55	Deposited late, so the check wasn't credited until next day
12/22/17	Brokerage	$5,500.00	Check scanned in after 12pm.
12/27/17	Brokerage	$35,502.88	Check was identified as not promptly forwarded by the RR's branch office.
12/28/17	Direct MF	Not Available	Check was identified as not promptly forwarded by the RR's branch office.

12/29/17	Direct MF	$1,500.00	Check was identified as not promptly forwarded by the RR's branch office.
12/29/17	Brokerage	$5,500.00	New account was not available by required deposit time.
01/02/18	Principal Funds	Not Available	Check was identified as not promptly forwarded by the RR's branch office.
01/18/18	Brokerage	$100,000.00	New account was not available by required deposit time. Task missed to return check. Once discovered, we worked with RR to get correct paperwork to open account and deposit check.